CONSENT OF MINE DEVELOPMENT ASSOCIATES

March 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Integra Resources Corp. (the "Company")
Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the "Form 40-F)

I, Mine Development Associates, a division of RESPEC, in connection with the Annual Information Form of Integra Resources Corp. (the "Company") for the fiscal year ended December 31, 2021 (the "AIF"), and the Company's Management's Discussion and Analysis for the years ended December 31, 2021 and 2020 (the "Annual MD&A"), which included references to my name and to the technical report entitled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022, with an effective date of January 24, 2022, hereby consent to (i) the reference of my name in the AIF and the Annual MD&A, (ii) the inclusion of my name in the Form 40-F, and any amendments thereto, and (iii) the use of information derived from the technical report in the AIF, Annual MD&A, and the Form 40-F, and any amendments thereto.

I also hereby consent to the use of information attributed to me in the AIF and the Annual MD&A being included in or incorporated by reference into the registration statements on Form S-8 (No. 333-242495) and on Form F-10 (No. 333-242483). This consent extends to any amendments to the Form S-8, including post-effective amendments, and any new Form S-8 registration statements filed by the Company incorporating by reference the Form 40-F.

/s/ "Thomas L. Dyer"
Name: Thomas L. Dyer Title: Principal Engineer & Office Manager